FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of August, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

JA Solar Holdings Co., Ltd.
36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

This Form 6-K consists of:

1.	a press release regarding share repurchase program of JA Solar Holding Co., Ltd. (the “Registrant”); and
2.	a press release regarding selected preliminary unaudited financial results of the Registrant for the second quarter of 2011;

Each made by the Registrant on August 8, 2011.

FINAL

JA Solar Announces Share Repurchase Program

SHANGHAI, August 8, 2011 --- JA Solar Holdings Co., Ltd. (NASDAQ: JASO) (“JA Solar” or “the Company”), one of the world’s largest manufacturers of high-performance solar cells and solar power products, today announced that its Board of Directors has approved a share repurchase program, effective immediately, that authorizes JA Solar to repurchase up to a US$100 million of its American Depositary Shares, or ADSs.

The program permits the Company to purchase ADSs from time to time on the open market at prevailing market prices, in negotiated transactions off the market and in block trades, in accordance with applicable securities laws and subject to restrictions relating to volume, price and timing.

"We are confident in JA Solar’s long-term prospects because we believe that our financial and technological strengths, long-term relationships with the major players across the solar value chain, and unique position as the low cost leader in the solar industry, mean that our company is well-placed to benefit as the sector recovers,” said Dr. Peng Fang, CEO of JA Solar. "Today’s announcement demonstrates both that confidence for the future and our ongoing commitment to enhancing value for our shareholders.”

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

FINAL

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Contact:

In China

Martin Reidy
Brunswick Group
Tel: +86-10-5960-8600
E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng
Brunswick Group
Tel: +1-212-333-3810
E-mail:jasolar@brunswickgroup.com

FINAL

JA Solar Announces Selected Preliminary Unaudited Financial Results for the Second Quarter of 2011

Company to Host Second Quarter Earnings Conference Call on August 18, 2011

SHANGHAI, August 8, 2011--- JA Solar Holdings Co., Ltd. (NASDAQ: JASO) ("JA Solar" or the "Company"), one of the world’s largest manufacturers of high-performance solar cells and solar power products, today announced selected preliminary unaudited financial results for the second quarter of 2011.

Shipments for the second quarter of 2011 are expected to be approximately 400MW, in line with the Company’s previously provided shipment guidance. Gross profits were affected by inventory provisions recorded on high-cost inventory. As a result, gross margin is expected to be in a negative low single digit range.

“Despite a challenging market environment as result of changes in solar subsidy regulations in Italy and slower than expected growth in market demand in Germany, we met our shipment targets for the second quarter. Our gross margin was negatively impacted by a worse than anticipated decline in average selling prices, and the impact of high-cost inventory provisions for the quarter," said Dr. Peng Fang, CEO of JA Solar.  "Since July, we have seen promising signs that both orders and volume shipments have increased across our diverse customer base. Geographies such as Germany, the United States and China are expected to be particularly strong in the second half of this year. With demand for our high-efficiency products growing, we expect shipment volumes to increase significantly in the second half of this year compared to the first half. As market conditions stabilize, we continue to execute on our accelerated cost reduction roadmap and we expect gross margins in the second half of the year to improve significantly from second quarter levels."

These preliminary estimated results are subject to finalization of the Company's financial closing procedures. The Company's actual results may differ from its current estimates.

Second Quarter 2011 Results Conference Call on August 18, 2011

JA Solar will hold a conference call on Thursday, August 18, 2011 at 8:00 a.m. US Eastern Time (8:00 p.m. Beijing/Hong Kong Time), to discuss the Company's second quarter 2011 results.

The Company will release its second quarter 2011financial results before the market opens that same day.

The dial-in number for the live audio call is 1.800.901.5213 (U.S.) or 1.617.786.2962 (international). The passcode is JA SOLAR. A live webcast of the conference call will be available on the Company's website at http://www.jasolar.com.

FINAL

A replay of the call will be available beginning two hours after the live call and will be accessible by dialing 1.888.286.8010 (U.S.) or 1.617.801.6888 (international). The passcode for the replay is 64688675.

Forward-looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The Company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit www.jasolar.com.

Contact:

In China

Martin Reidy
Brunswick Group
Tel: +86-10-5960-8600
E-mail:jasolar@brunswickgroup.com

In the U.S.

FINAL

Cindy Zheng
Brunswick Group
Tel: +1-212-333-3810
E-mail:jasolar@brunswickgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By:	/s/ Peng Fang
Name:	Peng Fang
Title:	Chief Executive Officer

Date: August 9, 2011